Exhibit 2.3

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

IN re: NATIONSRENT, INC., A Delaware orporation, et al., Debtors.	: : : : : : :	Chapter 11 Jointly Administered Case No. 01-11628 (PJW)

MODIFICATIONS (SECOND) TO FIRST AMENDED JOINT PLAN
OF REORGANIZATION OF NATIONSRENT, INC. AND ITS DEBTOR SUBSIDIARIES

           The above-captioned debtors and debtors in possession (collectively, the "Debtors") hereby propose the following modifications to the First Amended Joint Plan of Reorganization of NationsRent, Inc. and Its Debtor Subsidiaries, dated February 7, 2003 (the "Plan"), pursuant to section 1127 of the Bankruptcy Code, 11 U.S.C. §§ 101-1330, and Section XIII.C of the Plan:1

           1.      Section VII.A.2 is modified and restated as follows:2

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[1]	On April 16, 2003, the Debtors filed certain modifications to the Plan (the "New Capital Modifications"). By order dated April 25, 2003, the Court determined that the New Capital Modifications were not adverse changes pursuant to sections 1125 and 1127 of the Bankruptcy Code and Rules 2002 and 3019 of the Federal Rules of Bankruptcy Procedures. The modifications to the Plan contained herein are in addition to and should be read in conjunction with the New Capital Modifications.

[2]	All modified and restated Plan provisions are marked to reflect the modifications thereto.

           2.      Treatment of Disputed Claims

After the Confirmation Date, the Debtors or the Reorganized Debtors, and the Creditor Trust with respect to Unsecured Claims, will have the authority to File, settle, compromise, withdraw or litigate to judgment objections to Claims, including pursuant to any alternative dispute resolution or similar procedures approved by the Bankruptcy Court. After the Effective Date, only the Creditor Trust may prosecute, settle, compromise or withdraw objections to Unsecured Claims; PROVIDED, HOWEVER, THAT ANY PARTY IN INTEREST SHALL HAVE THE RIGHT TO OBJECT TO ANY CLAIM, INCLUDING UNSECURED CLAIMS, FOR A PERIOD OF 60 DAYS AFTER THE EFFECTIVE DATE As of the Effective Date, the right to prosecute, settle, compromise or withdraw objections to Unsecured Claims that were filed prior to the Effective Date shall be transferred to the Creditor Trust. The Reorganized Debtors shall provide the Creditor Trust Trustee (including its representatives and agents) with reasonable access to their books, records and employees for the purpose of allowing the Creditor Trust Trustee to investigate and/or prosecute objections to Unsecured Claims and Unresolved Avoidance Actions.

           2.      Section XI.B.1 is modified and restated as follows:

1. Except as provided in the Plan or the Confirmation Order, as of the Effective Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan will be permanently enjoined from taking any of the following actions on account of any such discharged Claims, debts or liabilities or terminated Interests or rights: (a) commencing or continuing in any manner any action or other proceeding against the Debtors, the Reorganized Debtors or their respective property, other than to enforce any right pursuant to the Plan to a distribution; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtors, the Reorganized Debtors or their respective property, other than as permitted pursuant to (a) above; (c) creating, perfecting or enforcing any lien or encumbrance against the Debtors, the Reorganized Debtors or their respective property; (d) asserting a setoff, or right of subrogation [or recoupment] of any kind against any debt, liability OR obligation due to the Debtors or the Reorganized Debtors; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

           3.      Section XI.B.2 is modified and restated as follows:

2. As of the Effective Date, all entities that have held, currently hold or may hold any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities that are released pursuant to the Plan will be permanently enjoined from taking any of the following actions against any released entity or its property on account of such released claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities: (a) commencing or continuing in any manner any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, OR right of subrogation [or recoupment] of any kind against any debt, liability or obligation due to any released entity; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

           4.      Section XIII.B is modified and restated as follows:

           B.      Limitation of Liability

The Debtors, the Reorganized Debtors, the Majority Bank Debt Holders, the members of the Creditors’ Committee and their respective directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity, will neither have nor incur any liability to any entity for any act taken or omitted to be taken AFTER THE PETITION DATE in connection with or related to the formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken, in connection with the Plan; provided, however, that the foregoing provisions of this Section XIII.B will have no effect on: (1) the liability of any entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan or (2) the liability of any entity that would otherwise result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct.

Dated: May 6, 2003	Respectfully submitted, NATIONSRENT, INC. (for itself and on behalf of its subsidiaries) By: JOSEPH H. IZHAKOFF EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

COUNSEL:

DANIEL J. DEFRANCESCHI (DE 2732)
MICHAEL J. MERCHANT (DE 3854)
RICHARDS, LAYTON & FINGER
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 658-6541

           - and -

PAUL E. HARNER (IL 6276961)
MARK A. CODY (IL 6236871)
JONES DAY
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

RANDALL M. WALTERS (OH 0005895)
JOSEPH M. WITALEC (OH 0063701)
RICK J. GIBSON (OH 0066765)
JONES DAY
1900 Huntington Center
41 South High Street
Columbus, Ohio 43215
(614) 469-3939

ATTORNEYS FOR DEBTORS AND
DEBTORS IN POSSESSION